UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

American Petroleum Tankers Parent LLC
File No. 333-171331 - CF#26430

AP Tankers Co.
File No. 333-171331-07 - CF#26430

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American Petroleum Tankers Parent LLC and AP Tankers Co. submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on December 22, 2010, as amended.

Based on representations by American Petroleum Tankers Parent LLC and AP Tankers Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through January 31, 2016
Exhibit 10.9	through June 30, 2011
Exhibit 10.10	through June 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief